Exhibit 99.1

ASM International N.V.

ASMI Agrees with Shareholders Fursa and Hermes to Postpone

Enterprise Court Hearing and EGM

BILTHOVEN, The Netherlands – June 23, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM). ASMI has agreed with its shareholders Fursa and Hermes to postpone the extraordinary meeting of shareholders (EGM) to be held at the latest on 15 July 2008 pursuant to the ruling issued by the Enterprise Court on 20 May 2008. The EGM was to be held for the purpose of voting on resolutions proposed by Hermes and Fursa with respect to the composition of the Management Board and the Supervisory Board of ASMI following the decision of the Enterprise Court to disallow voting on these resolutions at the annual meeting of shareholders held on 21 May 2008.

The EGM will be postponed until 15 October 2008 to enable ASMI to explore and consider its position and options following the unsolicited offer made by Applied Materials Inc. and Francisco Partners to acquire all of ASMI’s front-end activities as announced on 17 June.

To this end ASMI has installed a Transaction Committee consisting of Chuck del Prado (CEO) and Leon van den Boom (member of the supervisory board) and a committee with a monitoring role comprising Paul van den Hoek (chairman of the supervisory board), Heinrich Kreutzer (member of the supervisory board), Arthur del Prado and one representative to be named jointly by Hermes and Fursa (the latter two representatives as major shareholders).

The Enterprise Court has been requested to rule that a possible hearing will be postponed to a date between 1 and 15 September 2008.

The dates for the Enterprise Court hearing and/or the EGM are subject to change depending on further developments.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

In the US:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

At ASMI:

Erik Kamerbeek

Investor Relations

+31 30 229 8500

Erik.Kamerbeek@asm.com